ARGONAUT GOLD INC. (Formerly Argonaut Gold Ltd.) MANAGEMENT’S DISCUSSION & ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2010

The following Management’s Discussion and Analysis (“MD&A”) of Argonaut Gold Inc. (the “Company” or
“Argonaut”) and its subsidiaries has been prepared as at March 29, 2011. All dollar amounts are in United States dollars unless otherwise stated (C$ represents Canadian dollars). This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2010. The financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
Additional information relating to the Company including its Annual Information Form is available under the
Company’s profile on the SEDAR website at www.sedar.com.

This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary
Statement” at the end of this MD&A is advised.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

The Company is engaged in gold mining, mine development and mineral exploration activities of gold-bearing mineral properties in the Americas. Currently, the Company owns and operates the El Castillo Mine, an open pit heap leach gold operation in the State of Durango, Mexico. The El Castillo Mine has been in commercial production since 2008. The Company also owns the La Fortuna Project, an exploration stage property, in the State of Durango, Mexico. The Company acquired these mineral properties through the acquisition of Castle Gold
Corporation (“Castle Gold”) on December 30, 2009.

The 2009 comparative consolidated statement of income and comprehensive income and consolidated statement of cash flows data presented is for Argonaut Gold Inc. (“AGI”), a subsidiary of the Company and the company deemed to be the acquirer for accounting purposes in a reverse takeover of Argonaut Gold Ltd. (previously Intuitivo Capital
Corporation) effective December 30, 2009. AGI was incorporated on September 25, 2008. On October 1, 2010,
Argonaut Gold Ltd. was amalgamated with its wholly owned subsidiary AGI and the amalgamated company was named Argonaut Gold Inc.

ACQUISITION OF PEDIMENT GOLD CORP.

On January 27, 2011, the Company completed a business combination with Pediment Gold Corp. (“Pediment”)
under a court approved plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Argonaut has
acquired all of the issued and outstanding common shares of Pediment in a transaction valued at approximately $140 million at the acquisition date. In accordance with the Arrangement, former Pediment shareholders received 0.625 of a common share of Argonaut for each Pediment common share. Outstanding options to acquire Pediment common shares have been converted into options to acquire Argonaut common shares, adjusted in accordance with the same ratio. Pediment holds the advanced exploration stage San Antonio project in the state of Baja California
Sur, Mexico and the past producer and exploration stage La Colorada project in Sonora, Mexico and other exploration properties in Mexico.

2010 HIGHLIGHTS:

·	Cash was $25.4 million at December 31, 2010

·	2010 operating statistics:

	o	Total tonnes mined in 2010 were 16.0 million tonnes -- up 82% from 2009

	o	Ore tonnes mined in 2010 were 7.8 million tonnes -- up 109% from 2009

	o	Gold ounces produced in 2010 were 51,323 ounces -- up 78% from 2009

·	Completed +35,000 meter drill program -- 315 holes at El Castillo

·	National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) report on El Castillo completed as at February 24, 2011

	o	1.23 mm oz. in Gold Reserves at El Castillo

·	Increase in land position by 450 hectares (68% increase from 2009).

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·	15 million tonnes of heap leach pad capacity constructed

·	Crushing capacity expanded with additional west side crushing plant and re-design of east side crushing plant bringing total capacity to 6 million tonnes annually.

·	Plant capacity increased:

	o	Design capacity of 1 million tonnes per month (“TPM”) using both east and west plants and a nominal barren solution flow rate of 700 m3/hr per plant

	o	Currently operating west plant at greater than 800,000 TPM and 850 m3/hr

FOURTH QUARTER AND RECENT HIGHLIGHTS:

·	2010 Q4 operating statistics:

	o	Total tonnes mined in Q4 were 4.9 million tonnes -- up 75% from 2009 Q4

	o	Ore tonnes mined in Q4 were 2.6 million tonnes -- up 109% from 2009 Q4

	o	Gold ounces produced in Q4 were 18,291 ounces -- up 110% from 2009 Q4

·	Phase II drilling program was completed

·	Construction of east heap leach Cell 2 and the pregnant leach solution and barren leach solution ponds were completed in 2011

·	East carbon plant is scheduled for commissioning in 2011

·	The east side crushing circuit is under construction and is expected to be completed in 2011

SELECTED ANNUAL INFORMATION The following table sets forth selected annual financial information extracted from the Company’s audited financial statements for the years noted:

	2010	2009(2)	2008 (1)

Total Revenue	$51,562,435	Nil	Nil

Net Income (Loss)	$2,599,795	($534,080)	Nil

Earnings (Loss) per Share
Basic & Diluted	$0.05	($0.01)	Nil

Total Assets	$191,270,180	$198,363,574	$3

Long-term Liabilities	$42,477,420	$44,843,399	Nil

Dividends Declared per Share	Nil	Nil	Nil

(1)	In 2008 revenue and income only include the period from incorporation on September 25, 2008 to December
31, 2008.
(2)	Castle Gold was acquired effective December 30, 2009 and the $534,080 loss in 2009 was essentially for AGI.
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SUMMARY OF QUARTERLY RESULTS (Unaudited) The following table sets forth selected unaudited quarterly financial information:

	2010	2010	2010	2010	2009
	Q4	Q3	Q2(2)	Q1(2)	Q4(1)

Revenue	$19,885,954	$9,813,684	$12,509,430	$9,353,367	-

Net Income (Loss)	$4,163,035	$345,358	$1,244,984	($3,193,704)	($534,080)

Income (Loss) per Share -
Basic & Diluted	$0.07	$0.01	$0.02	($0.06)	($0.01)

Gold Ounces Sold	14,414	7,994	10,387	8,398	-

Average Realized Gold Price
per Ounce	$1,377	$1,226	$1,203	$1,109	-

(1) The Company did not have any operating activity until 2009 Q4.
(2) In 2010 Q1 and Q2, cost of sales reelects the fair value assigned to the ounces in inventory on the acquisition of
Castle Gold plus processing costs

RESULTS OF OPERATIONS

During the quarter ended December 31, 2010, revenues were $19,885,954 from gold sales of 14,414 ounces at a
$1,377 average realized price per ounce. Cost of sales was $8,370,919. Cash cost per gold ounce for units sold was
$579 (see Non-GAAP Measures section). Depletion expense was $2,829,314. Depreciation expense was $154,291.
Accretion expense was $42,943 and is related to the asset retirement obligations. General and administrative expenses were $1,728,165 which includes $188,316 for stock-based compensation relating to the vesting of stock options and restricted shares granted Net interest expense was $30,862, and foreign exchange gains were $72,748 which includes the foreign exchange loss related to the future tax liabilities arising on the acquisition of Castle Gold of $333,394 offset principally by an exchange gain on the cash held in Canadian dollars and other items. Income tax expense was $2,650,278. The net income for the quarter was $4,163,035, or $0.07 per share. During the quarter the
Company increased leach pad inventory and gold on carbon due to significant production enhancements; we expect this to flow to sales in 2011 Q1.

During the year ended December 31, 2010 sales were $51,562,435 from gold sales of 41,193 ounces at a $1,249 average price per ounce. Cost of sales was $30,100,852. The year-to-date cash cost per gold ounce for units sold was $728 (see Non-GAAP Measures section) which reflects the fair value assigned to the ounces in inventory on the acquisition of Castle Gold plus processing costs for 11,032 ounces of gold (opening ounces from acquisition of
Castle Gold) and the average cost of the ounces produced in 2010. Depletion expense was $5,764,794 and only reflects the depletion costs for the units produced and sold in 2010. Depreciation expense was $389,475. Accretion expense was $171,772 and is related to the asset retirement obligations. General and administrative expenses were
$6,223,362 which includes $761,141 for stock-based compensation relating to the vesting of stock options and restricted shares granted and $354,466 in acquisition related costs associated with the acquisition of the 8.88% non-
controlled interest in Castle Gold. Net interest expense was $326,729. Foreign exchange losses were $1,341,922 which includes the foreign exchange loss related to the future tax liabilities arising on the acquisition of Castle Gold of $1,990,464 offset principally by an exchange gain on the cash held in Canadian dollars and other items. Income tax expense was $4,641,558. Net income for the year was $2,599,795, or $0.05 per share.

For the quarter and year ended December 31, 2009 the Company did not have any revenues. General and administrative expenses were $524,470, interest income was $918 and foreign exchange loss was $10,728. Net loss for the year ended December 31, 2009 was $534,080. In December 2009, the Company acquired Castle Gold which owned El Castillo, an active gold mine.

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El Castillo Gold Mine

Operating Statistics	Three Months	Three Months	Year Ended	Year Ended
	Ended December	Ended December	December 31, 2010	December 31,
	31, 2010	31, 2009(1)		2009(1)

Tonnes ore	2,560,093	1,226,426	7,757,499	3,704,226

Tonnes waste	2,337,404	1,572,889	8,233,514	5,061,989

Tonnes mined	4,897,497	2,799,315	15,991,013	8,766,215

Waste/ore ratio	0.91	1.28	1.06	1.37

Tonnes direct to leach pad	2,052,752	932,829	6,290,284	2,741,829

Tonnes crushed	510,791	293,597	1,465,350	962,397

Average grams per tonne of	0.38	0.38	0.37	0.45
gold to leach pad

Gold ounces to leach pad	31,095	15,209	91,839	53,021

Gold ounces produced	18,292	8,724	51,324	28,768

Gold ounces sold	14,414	7,819	41,193	27,255

(1) The statistics for the three months and twelve months ended December 31, 2009 are derived from Castle Gold’s records and are prior to the acquisition of Castle Gold by the Company. Castle Gold’s 2009 nine month statistics are available on www.sedar.com.

During the fourth quarter of 2010, the Company mined 4,897,497 tonnes (75% more than 2009 Q4) containing
2,560,093 ore tonnes (109% more than 2009 Q4). During 2010 Q4, the Company crushed 510,791 tonnes (74%
more than 2009 Q4). During 2010 Q4, the Company produced 18,291 gold ounces (110% more than 2009 Q4).
During 2010 Q4, the Company sold 14,414 gold ounces (84% more than 2009 Q4). The increase in total operating performance is due to a larger, more efficient mining equipment fleet, more heap leach pad capacity and ongoing improvements to the carbon plant and crushing circuit. The waste to ore strip ratio decreased in 2010 Q4 to 0.91 from 1.28.

During the year ended December 31, 2010, the Company mined 15,991,013 tonnes (82% more than 2009)
containing 7,757,499 ore tonnes (109% more than 2009). During 2010, the Company crushed 1,465,350 tonnes
(52% more than 2009). During 2010, the Company produced 51,323 gold ounces (78% more than 2009). During
2010, the Company sold 41,193 gold ounces (51% more than 2009). As mentioned earlier, the increase in operating performance is due to a larger more efficient mining equipment fleet, more heap leach pad capacity and improvements to the carbon plant and crushing circuit.

Through the fourth quarter of 2010, Argonaut continued its drilling program to define additional mineable gold resources at the El Castillo Mine. In 2010, drilling has mostly been positioned south and east of the current open pit to establish the global gold resource within areas known to contain mineral potential. The Company completed over
35,000 meters of drilling in 315 holes. Argonaut’s 2010 drilling formed the basis of a revised resource estimate.
On January 10, 2011, the Company released a new mineral reserve with the assistance of SRK Consulting in
Lakewood, Colorado. A NI 43-101 compliant report entitled “NI 43-101 Technical Report on Resources and
Reserves, Argonaut Gold Inc., El Castillo Mine, Durango State, Mexico” dated effective November 6, 2010 and prepared by SRK Consulting (the “El Castillo Report”) was filed on February 24, 2011. The mineral resource estimation inclusive of mineral reserves from the El Castillo Report is summarized in the following table:

Cut-off Grade	Material Type	Resource	Average AU	Tonnes (in	Ounces (000s)
AU (ppm)		Category	Grade (ppm)	millions)

0.15	Oxide and	Measured	0.322	158.9	1,645.3
	transition (in pit)
		Indicated	0.289	6.8	62.9

		Total M&I	0.320	165.7	1,704.7

0.15	Sulfide (global)	Measured	0.328	70.6	744.8
		Indicated	0.272	91.2	797.5

		Total M&I	0.296	161.8	1.540.0

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The proven and probable El Castillo reserve from the El Castillo Report is summarized in the following table:

Classification	Rock Type	Gold Grade (g/t)	Ore Tonnes (000s)	Gold Ounces (000s)

Proven	Oxide and transition	0.36	104,650	1,222

Probable	Oxide and transition	0.33	844	9

Proven and probable	Total	0.36	105,494	1,231

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The new proven and probable reserves are 1,231,000 ounces of gold as of November 6, 2010 as compared to the previously remaining 586,500 proven and probable ounces (The NI 43-101 compliant technical report prepared by
A.C.A. Howe International Limited, entitled “Technical Report on the El Castillo Gold Project, Durango, Mexico
for Castle Gold Corp.” (the “ACA Howe Report”) dated effective July 31, 2008 included a proven and probable reserve estimate of 752,000 ounces of gold as of October 2007 less mining to date of 165,500 ounces) which is a
110% increase. Measured and indicated ounces of gold as of November 6, 2010 were 1,730,000 compared to remaining gold ounces of 1,014,500 (ACA Howe Report included a resource of 1,180,000 ounces as of October
2007 less mining to date of 165,500 ounces) which is a 70% increase. The global measured and indicated resources contained in sulphide mineralization were 1,540,000 ounces.

In addition, during the fourth quarter of 2010, Argonaut completed a core drilling program to obtain samples for metallurgical testing of transition and sulfide mineralization that underlies the oxide resource. The Company drilled
802 metres in seven drill holes during the quarter. This program was completed in November 2010. The core was sent to Kappes Cassidy and Associates in Reno, Nevada where it underwent a series of column tests to determine its viability for the heap-leach recovery of gold from transition and sulfide mineralization.

Additional information relating to the resources and reserves is available in the El Castillo Report filed under the
Company’s profile on the SEDAR website at www.sedar.com.

During 2010, the Company initiated a capital expansion program to upgrade the El Castillo Mine’s monthly processing rate. In 2010, the Company entered into a new six year or 135 million tonnes mining contract with its existing mining contractor. The mining services contractor acquired thirteen 100 ton hauling trucks and three corresponding sized loaders. By the third quarter of 2010, the fleet was fully operational. The Company completed an expansion of the crushing circuit to increase capacity to 200,000 tonnes per month and purchased equipment for a second crushing circuit to ramp up crushing production to 500,000 tonnes per month from the combined circuits.
Cells 1 and 3a of the east pad was completed in 2010 Q4 and cell 2 was completed in January 2011.

During 2010, the Company initiated design and construction of two new carbon plants for the El Castillo Mine.
Both carbon plants have five carbon columns with a nominal flow rate of 700 cubic metres per hour. The west carbon plant was completed and replaced the old 24 column carbon plant with a nominal flow rate of 400 cubic metres per hour. The west carbon plant began operating the first week of July and is currently processing solution flows of 850 cubic meters per hour. The east carbon plant was substantially completed in 2010 Q3. Construction of the east side barren and pregnant ponds was completed in January 2011, and the east plant will be commissioned in
2011. The additional surplus water retention pond for the west plant was completed in 2010 Q3.

In 2010, the Company entered into an agreement to acquire an additional 450 hectares of surface rights adjacent to the Company’s existing land position.

La Fortuna Project

In the fourth quarter of 2010, the Company commenced an evaluation of the historical drilling and metallurgical work as well as examine the potential of the property at the La Fortuna Project. During the fourth quarter, the
Company re-opened the road to the project, re-established the man camp and began reviewing the project for drill targets. A significant priority for 2011 is to evaluate the exploration potential of several additional gold prospects known to occur within the property boundary. Once prioritized, the targets considered to have the highest potential will be drill tested.

5

LIQUIDITY AND CAPITAL RESOURCES

The cash and cash equivalents balance as at December 31, 2010 was $25,394,399. The cash flow provided by operating activities in the quarter was $8,994,365. Cash used in investing activities was $5,140,233, including capital expenditures of $5,163,816 principally related to the El Castillo Mine, offset by $23,583 from proceeds on sale of equipment. Cash used in financing activities was $923,294 and was used for the repayment of debt of
$998,300 offset by proceeds from exercise of stock options of $75,006.

The cash flow provided by operating activities for the year ended December 31, 2010 was $5,890,303. Cash used in investing activities was $23,431,615 which includes cash required for the purchase of the remaining 8.8% non-
controlling interests in Castle Gold of $5,624,520 ($9,245,492 less receivables of $3,620,972) and capital expenditures of $19,605,159 principally for the El Castillo Mine, offset by $1,720,264 from proceeds on sale of the
Company’s investment in Rocas El Tambor and $77,800 on sale of equipment. Cash used in financing activities of
$4,486,153 related primarily to share issuance costs of $3,533,818 incurred in 2009 and paid in 2010 and repayment of long-term debt of $1,027,341.

The Company currently plans on investing approximately $23 million in exploration and capital expenditures in
2011. The 2011 expenditures are expected to include the following:

·	$17 million of capital expenditure investments

	o	El Castillo – Capital expenditures are estimated at $8 million, going towards expanding the east side processing facilities.

o	San Antonio – Capital expenditures are estimated at $9 million, funds have been allocated for engineering and environmental studies, land and water rights purchases as well as permitting for the project; a new
NI 43-101 report is expected by the end of the second quarter.

·	$6 million exploration program

	o	El Castillo – 1,500 metre drill program to test sulphides with accompanying metallurgical test work

	o	San Antonio – 10,000 metre drill program to further define the intermediate zone

	o	La Colorada – 19,000 metre drill program aimed at converting inferred resource

	o	La Fortuna – 1,000 metre drill program to follow up on earlier identified targets

In 2011, the Company plans to produce 70,000 to 75,000 ounces of gold at the El Castillo Mine at a cash cost ranging between $575 and $600 per ounce.

Liquidity Outlook

The Company’s cash and cash equivalents balance and the cash expected to be generated from the operation of the
El Castillo Mine are expected to be sufficient to meet the planned development and operating activities of the
Company for the next 12 months. El Castillo’s performance is highly dependent on the price of gold and future changes in the price of gold will therefore impact performance. Readers are encouraged to read the “Risk Factors”
contained in the Annual Information Form.

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The following table summarizes the Company’s payments due by period for commitments and contractual obligations:

Contractual
Obligation	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Operating leases	$687,443	$211,256	$374,883	$101,304	$ -

Purchase
obligations	265,210	265,210	-	-	-

Land
agreements	1,314,167	122,159	260,679	284,124	647,205

Long-term debt	6,194,207	-	6,194,207	-	-

Asset retirement
obligations	5,409,896	-	-	-	5,409,896

Total	$13,870,923	$598,625	$6,829,769	$385,428	$6,057,101

The Company has estimated future undiscounted reclamation costs to be $5,409,896 principally for the El Castillo
Mine. The current plan estimates the reclamation payment to occur largely around the end of the mine life. The
Company will revise the reclamation plan and cost periodically. In 2010, the Company engaged an engineering consultant to perform a study to assess the reclamation liability which has been incorporated in to the Company’s reclamation estimate.

The profitability and operating cash flow of Argonaut are affected by various factors, including the amount of gold produced at the El Castillo mine, the market prices of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Argonaut is also exposed to fluctuations in currency exchange rates, interest rates, regulatory, licensing and political risks and varying levels of taxation that can impact profitability and cash flow. Argonaut seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

The Company’s financial performance, including its profitability and cash flow from operations, is tied to the price of gold and cost of inputs to its gold production. The price of gold itself is the greatest factor in profitability and cash flow from operations, and should be expected to continue to be impacted by market factors. The price of gold is subject to volatile price movements which can take place over short periods of time and are affected by multiple macroeconomic and industry factors that are beyond the control of the Company. Some of the major recent factors influencing the price of gold include currency exchange rates, the relative value of the U.S. dollar, supply and demand for gold and more general economic results and projections such as interest rate and inflation projections and assumptions. During 2010 the price of gold hit a new all time high of approximately $1,431 per ounce. The low price for the year was $1,045 per ounce. The average price for the year based on the London PM Fix was $1,225 per ounce, a $253 increase over the 2009 average price of $972 per ounce. The major influences on the gold price during 2010 were continuing strong investment demand, further producer de-hedging, and persisting risks with respect to the global financial crisis.

Commodity prices in general continue to see volatility as economies around the world continue their cautious recovery from the economic difficulties experienced over the last several years. Volatility in the price of gold may impact the Company’s revenue, while volatility in the price of other commodities, such as oil, may have an impact on the Company’s operating costs and capital expenditure deployment.

7

SUBSEQUENT EVENTS

As previously mentioned, on January 27, 2011, the Company completed a business combination with Pediment.
Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment in a transaction valued at approximately $140 million.

FINANCIAL INSTRUMENTS

Cash and cash equivalents and marketable securities are recorded at fair value. Long-term debt is considered to approximate fair value due to its floating rate nature. The carrying value of receivables, accounts payable and accrued liabilities approximate fair value due to their short term nature.

OUTSTANDING SHARE DATA

As at December 31, 2010, the Company had 56,298,626 common shares, 25,749,998 warrants, 1,500,000 broker compensation options and 323,166 options issued and outstanding. As of March 29, 2011, the Company’s outstanding shares are 89,312,693. The Company’s outstanding shares increased by 32,784,108 and options increased by 681,250 due to the business combination with Pediment which closed on January 27, 2011 and subsequent exercise of options. During 2011, the Company granted 213,294 restricted shares (included in outstanding shares) and 331,933 options under the 2010 share incentive plan.

The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol AR and its warrants trade on the TSX under the symbol AR.WT.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Critical accounting estimates are those that may materially affect the consolidated financial statements and involve a significant level of judgment by management.

Leach Pad Inventory

Leach pad inventory is comprised of gold bearing ore from the mine that has been placed on a heap leach pad for processing. The quantity of gold added to the leach pad is estimated based on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and may refine its estimate of gold content in the leach pad.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties to increase future output by providing access to additional reserves or resources are deferred. After a mine commences production, these costs are amortized over the proven and probable reserves to which they relate. The determination of reserves is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore.

Asset Retirement Obligations

The asset retirement obligations are estimated costs for the reclamation of our mine and projects. These estimates includes assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

8

Future Income Taxes

The determination of our tax expense for the year and for future periods involves judgment as to the expected timing of reversals of future tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities that may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Stock-based Compensation

The Company follows certain valuation methodologies in determining the fair value of stock-based compensation, as disclosed in the financial statements. This computed amount is based on subjective assumptions that are input into an option pricing model. The assumptions include an estimate of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a)	Effective January 1, 2010, the Company early adopted the following new accounting standards:

CICA 1582, Business Combinations, replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent of IFRS 3R – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests together replace section
1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 – Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

(b)	Future accounting changes

The CICA Accounting Standards Board has confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS on the
Company’s consolidated financial statements. (See “Conversion to International Financial Reporting Standards” below.)

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As noted above, the Company will be required to prepare financial statements in accordance with IFRS for interim and annual periods beginning January 1, 2011. The Company does not expect the conversion to IFRS will have a pervasive impact on accounting procedures or other business activities.

The Company’s IFRS implementation project consists of three primary phases which are being completed by a combination of in-house resources and external consultants.

·	Initial Diagnostic phase (Completed Q2 2010) – A Diagnostic report prepared by an external consultant provided a detailed assessment to identify key areas which may be impacted by the transition to IFRS. Each

9

potential impact identified during this phase was ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort was estimated.

The standards identified by the Diagnostic as having a potentially high impact on our financial statements have been previously discussed in the 2009 annual MD&A and are further discussed in the additional disclosures below. These standards are:

  IFRS 1 First-time Adoption of IFRS
  IAS 12 Income Taxes
  IFRS 3R Business Combinations
  IAS 21 The Effects of Changes in Foreign Exchange Rates
  IAS 37 Provisions, Contingent Liabilities and Contingent Assets
  IAS 36 Impairment of Assets
  IFRS 6 Exploration for and Evaluation of Mineral Resources
·	Impact Analysis, Evaluation and Conversion phase (Substantially completed in Q4 2010) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet as at January 1, 2010 and the development of draft IFRS financial statements. During 2010, the draft impact analysis and conversion decisions have been documented for the in-scope standards, in addition to the draft IFRS financial statement formats. During the year, finance management participated in IFRS training and the board was provided with IFRS training materials. Project activities in process at year end include the review by management and the audit committee of proposed IFRS accounting policies.

However, the Company has not yet finalized its assessment and quantification of measurement differences and preparation of the opening balance sheet. The quantification of measurement differences will be completed for disclosure in the first quarter’s interim financial report in 2011.

·	Implementation and Review phase (Target completion timeline April 2011) – Preparation of IFRS compliant financial statements starting with the Q1 2011 financial statements, including an opening IFRS balance sheet as at January 1, 2010, a closing December 31, 2010 balance sheet and comparative IFRS financial statements for 2010.

Based on the Diagnostic and preliminary conversion decisions, the Company has confirmed that its conversion to
IFRS does not require complex IT system changes. Data collection mechanisms will be modified as identified during the Impact Analysis phase.

The design of internal controls over financial reporting and disclosure controls will be reviewed, modified and updated to ensure their effectiveness is maintained during this conversion process. As each work stream is completed, a review will be performed and signed off by management, where IFRS specific controls will be documented and implemented. No changes to the internal control framework have been identified after completing the first stage of the IFRS project.

The following standards have been identified in addition to those previously disclosed in the 2009 annual MD&A.
These standards may result in a significant accounting difference upon conversion to IFRS, but the Company has not yet finalized its assessment of the impact of these standards.

Business combinations – IFRS 3R Business Combinations
IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from January
1, 2010 (“Transition Date”). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company expects to elect to adopt IFRS 3R effective
January 1, 2010. The impact analysis has not yet been finalized and a final decision will be disclosed once this assessment has been made. As the acquisition of Castle Gold occurred on December 30, 2009, we expect that retrospective application would not result in any adjustments.

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Asset Retirement Obligations – IAS 37 Provisions, Contingent Liabilities and Contingent Assets
Under IFRS, restoration provisions are calculated in a similar way as Canadian GAAP, where provisions have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. Under Canadian GAAP a credit-adjusted risk-free rate is used, while IFRS requires a risk-free rate which reflects the market assessment of the time value of money and the risks specific to the liability. IFRS 1 provides an exemption from applying full retrospective application upon first-time adoption. As such, the Company expects to remeasure the rehabilitation liability as at Transition Date under IAS 37, estimate the amount to be included in the related asset by discounting the liability to the date in which the liability arose, and recalculate the accumulated depreciation and amortization under IFRS.

The Company has not yet finalized its calculation of the measurement difference, which will adjust the related asset cost, asset retirement obligation and retained earnings in the opening balance sheet under IFRS. The Company expects an increase to the liability provision and related mineral properties when applying the different discount rates under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount is included with cost of sales, whereas it is required to be reclassified to finance costs under IFRS.

Mineral Properties, Plant and Equipment – IAS 36 - Impairment of assets
Under Canadian GAAP, impairment is recognized for non-financial assets based on estimated fair value when the undiscounted future cash flows from an asset, or group of assets, is less than the carrying value. Under IFRS, an entity is required to recognize an impairment charge if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value-in-use, is less than its carrying value. Value in use is the discounted present value of estimated future cash flows expected to arise from the planned use of an asset and from its disposal at the end of its useful life. IFRS also requires the reversal of an impairment loss when the recoverable amount is higher than the carrying value (by no more than what the depreciated amount of the asset would have been had the impairment not occurred) unlike Canadian GAAP, which does not permit reversals.

The Company has not yet finalized its analysis of impairment of its mineral properties, plant and equipment on the transition date. The IFRS impairment analysis at transition date and at each quarter during 2010 may result in impairments of projects not identified as impaired under Canadian GAAP. If impairments exist, these adjustments would result in a write down of mineral properties, plant and equipment and reduced earnings under IFRS for 2010.

Mineral Properties, Plant and Equipment – IAS 16 Property, plant and equipment
IAS 16 contains more extensive guidance with respect to components within property, plant and equipment. When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting). Canadian GAAP:
Section 3061 essentially contains similar guidance but is less extensive. The Company has not yet finalized the analysis of components and asset useful lives under IFRS. Any change in depreciation rates will be applied prospectively from January 1, 2010 and will result in an adjustment to the net book value of the asset and earnings under IFRS for 2010.

Foreign Currency – IAS 21 The Effects of Foreign Exchange Rates
Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS. When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority is given to certain indicators. Because the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRS and Canadian GAAP may arise.

Preliminary assessment has identified certain entities where the functional currency may be the local currency of the entity on transition to IFRS. This will result in non-monetary assets and liabilities being translated to the reporting currency using the closing rate on balance sheet date, compared to the historical rate used under Canadian GAAP.
This change would increase the amounts of foreign exchange gains/losses recognized through the equity account -
foreign currency translation reserve. The Company is in the process of calculating these measurement differences.

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Stock Based Compensation – IFRS 2 Share-based Payments
Under IFRS, grants of equity-settled instruments are to be fair valued at grant date, for each tranche with a different vesting period and are to incorporate a forfeiture estimate. At January 1, 2010 there were no share-based payments issued, eliminating retrospective application of IFRS. For share-based awards granted during 2010, under Canadian
GAAP forfeiture estimates and different fair values for each tranche with a different vesting period have not been calculated. The IFRS 2 requirements outlined above will be calculated for disclosure in 2011 financial statement comparatives under IFRS. The Company has not yet calculated the measurement differences for stock options granted during 2010.

Deferred mineral exploration costs – IFRS 6 Exploration for and Evaluation of Mineral Resources
Upon adoption of IFRS, the Company will have a choice between retaining its existing policy of capitalizing all pre-
feasibility evaluation and exploration (“E&E”) expenditures and electing to change its policy retrospectively to expense some or all pre-feasibility costs as an adjustment through retained earnings. The Company is still evaluating whether a change in policy would add value for the economic decision-making needs of the financial statement users. The impact analysis has not yet been completed and a final decision will be disclosed once this assessment has been finalized.

Future Income Taxes – IAS 12 Income Taxes
Under IFRS, the recognition of deferred tax in respect of temporary differences is required where an asset or liability results from a transaction that affects taxable or accounting profit or a business combination. The recognition of deferred tax on the initial recognition of an asset or liability in any other circumstances is prohibited.

In addition, IFRS requires deferred tax assets and liabilities to be classified as non-current items on the balance sheet. This Company has not yet commenced the impact analysis or calculated the measurement differences for income taxes.

Standards in development
The International Accounting Standards Board is currently working on a number of projects to develop new standards, make revisions or interpretations. Subject to final review once the standards or interpretations are released, the Company does not anticipate early adopting IFRS which are not effective at December 31, 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial
Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at the end of the period covered by this MD&A and accompanying consolidated financial statements and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in sufficient time to meet disclosure requirements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, with the participation of the CEO and CFO, is responsible for the design of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Any system of internal control over financial reporting has inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the
Company’s internal control over financial reporting. Based on a review of its internal control procedures as at
December 31, 2010, management has determined its internal control over financial reporting is effective.

Changes to Internal Control over Financial Reporting

There have been no significant changes to internal control over financial reporting in the quarter and year ended
December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s

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internal control over financial reporting.

NON-GAAP MEASURES

The Company has included a non-GAAP measure for “Cash cost per gold ounce for units sold” in this MD&A to supplement its financial statements which are presented in accordance with Canadian GAAP. The Company believes that this measure provide investors with an improved ability to evaluate the performance of the Company.
Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of cost of sales per the financial statements to Cash cost per gold ounce for units sold:

	Three months ended	Twelve months ended
	December 31, 2010	December 31, 2010

Cost of sales	$8,370,919	$30,100,852

Less silver sales	$30,907	$95,288

Net cost of sales	$8,340,012	$30,005,564

Gold ounces sold	14,414	41,193

Cash cost per gold ounce for units sold	$579	$728

CAUTIONARY STATEMENT Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form. Important risk factors to consider, among others, are

·	Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

·	Uncertainty of Exploration and Development

·	The Company May Not Achieve its Production Estimates

·	Environmental Risks and Hazards

·	Commodity Price Volatility

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters are forward-looking statements.

When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the
Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of such forward-looking statements include statements pertaining to, without limitation, the future price of gold, the estimation of the mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting requirements, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks and hazards, title disputes or claims and limitations on insurance coverage.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can

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be no assurance that such statements will prove to be accurate as actual results may differ materially from those anticipated. Many factors are beyond the Company’s ability to predict or control.

Readers of this MD&A are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty. Argonaut disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. These forward-looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

QUALIFIED PERSONS

The technical information contained in this document has been reviewed and approved by Mr. Thomas H. Burkhart, Argonaut's Vice President of Exploration, a qualified person as defined by NI 43-101.

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